Use these links to rapidly review the document
TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-130829

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, par value $.01 per share	8,200,000 Shares	$12.11	$99,302,000	$10,626

(1)
Calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock as reported on the New York Stock Exchange on December 1, 2006.

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 7, 2006

PROSPECTUS SUPPLEMENT

(To Prospectus Dated January 3, 2006)

8,200,000 Shares

Spirit Finance Corporation
Common Stock
$    .    per share

          We are offering 8,200,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol "SFC". The last reported sale price of our common stock on the NYSE on December 4, 2006, was $12.19 per share.

          Investing in our common stock involves risks. See "Risk Factors" beginning on page S-2 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Spirit Finance Corporation	$	$

          Delivery of the common stock will be made by the underwriter on or about                        , 2006.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Wachovia Securities

The date of this prospectus supplement is                        , 2006.

Prospectus
Risk Factors	1
About This Prospectus	1
Where You Can Find More Information	1
Forward-Looking Statements	2
Spirit Finance Corporation	3
Use of Proceeds	3
Ratios of Earnings to Fixed Charges	4
Description of Our Capital Stock	4
Description of Debt Securities	8
Description of Warrants	11
Material United States Federal Income Tax Considerations	12
ERISA Considerations	31
Plan of Distribution	32
Legal Matters	33
Experts	33

          You may rely on the information contained or incorporated by reference in this prospectus supplement. Neither we nor the underwriter have authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information contained or incorporated by reference in this prospectus supplement and the related prospectus. Neither the delivery of this prospectus supplement nor sale of common stock means that information contained in this prospectus supplement is correct after the date of this prospectus supplement. This prospectus supplement is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer of solicitation is unlawful.

ABOUT THIS PROSPECTUS SUPPLEMENT

          This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the related prospectus, gives more general information, some of which may not apply to this offering. In this prospectus supplement, the terms "we", "us" and "our" refer to Spirit Finance Corporation and our consolidated subsidiaries.

          If the description of the offering varies between this prospectus supplement and the related prospectus, you should rely on the information contained in this supplement.

OTHER INFORMATION

          Our principal executive office is located at 14631 N. Scottsdale Road, Suite 200, Scottsdale, Arizona 85254. Our telephone number is (480) 606-0820. Our website address is www.spiritfinance.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other document we file with or furnish to the Securities and Exchange Commission.

THE OFFERING

          For a more complete description of the terms of the common stock being offered by this prospectus supplement and the related prospectus, see "Description of Our Capital Stock" in the related prospectus.

The Company	Spirit Finance Corporation, a Maryland corporation.
Common Stock Offered	8,200,000 Shares(1).
Common Stock to be Outstanding After the Offering	107,290,866 Shares(2).
Listing	Our common stock is listed for trading on the NYSE under the symbol "SFC".
Use of Proceeds
We estimate our net proceeds from this offering to be approximately $98.2 million after deducting the underwriter's discount and estimated offering expenses payable by us assuming a public offering price of $12.19 per share, which was the last reported sale price of our common stock on December 4, 2006. A $1.00 increase (decrease) in the assumed public offering price of $12.19 per share would increase (decrease) the net proceeds to us from this offering by approximately $8.1 million, assuming the number of shares offered by us shown on the cover page of this prospectus supplement remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds of this offering to reduce amounts outstanding under our secured credit facility with Citigroup Global Markets Realty Corp. We also expect to use a portion of the net proceeds to acquire additional properties.
Risk Factors	See the section entitled "Risk Factors" in this prospectus supplement for a discussion of important factors you should consider carefully in deciding whether to invest in our common stock.

(1)
The shares will be offered by the underwriter to a limited number of institutional investors at the public offering price set forth on the cover page of this prospectus supplement.

(2)
Based on 99,090,866 shares outstanding on December 1, 2006. Excludes, as of December 1, 2006, 1,260,000 shares underlying options to purchase common stock granted under our 2003 Stock Option and Incentive Plan and awards related to 2,051,746 shares available for issuance under the plan.

RISK FACTORS

          Before you invest in our common stock, in addition to the other information in this prospectus supplement and the related prospectus, you should carefully consider the risk factors below, as the same may be updated from time to time by our future filings under the Securities Exchange Act of 1934 and incorporated by reference in this prospectus supplement and the related prospectus.

Risks Related to Our Business

          We rely on key personnel with long-standing business relationships, the loss of whom could materially impair our ability to operate successfully.

          Our future success depends, to a significant extent, on the continued services of Morton H. Fleischer, our Chairman of the Board, and Christopher H. Volk, our President and Chief Executive Officer. In particular, the extent and nature of the relationships that these individuals have developed with financial institutions and existing and prospective customers is critically important to the success of our business. Although we have employment agreements with Mr. Fleischer and Mr. Volk, these agreements cannot guarantee that Mr. Fleischer and Mr. Volk will remain employed by us. The loss of services of one or more members of our corporate management team could harm our business and our prospects.

          A substantial amount of our investment portfolio consists of properties operated by two customers under common control, which may result in increased risk due to tenant and industry concentrations.

          As of September 30, 2006, our investment portfolio totaled $2.5 billion. Approximately 33% of this portfolio represented real estate assets operated by ShopKo Stores Operating Co., LLC and Pamida Stores Operating Co., LLC, affiliated general retailers operating under the "ShopKo" and "Pamida" names. These properties include 112 ShopKo properties and 66 Pamida properties leased under master leases to ShopKo and Pamida, respectively. A default by either of these tenants will significantly and adversely affect our results of operations and the amounts available to pay distributions. Due to this tenant concentration, our performance will be closely tied to the performance of our tenants operating the ShopKo and Pamida stores and the retail industry in which they operate until we acquire a substantial amount of additional properties.

          ShopKo operates as a multi-department store retailer under the "ShopKo" name primarily in mid-size and larger communities in the Midwest, Pacific Northwest and Western Mountain states. Pamida operates as a general merchandise retailer under the "Pamida" name in smaller and more rural communities in the Midwest, North Central and Rocky Mountain states. ShopKo and Pamida stores are subject to the following risks, as well as other risks that we currently do not know, that could adversely affect their ability to pay rent to us:

  •
  The retail industry in which ShopKo and Pamida operate is highly competitive, which could limit growth opportunities and reduce profitability for ShopKo and Pamida. ShopKo and Pamida compete with other discount retail merchants as well as mass merchants, catalog merchants, internet retailers and other general merchandise, apparel and household merchandise retailers. Competition has increased recently with large national discount retailers, such as Wal-Mart, Kmart and Target;

  •
  ShopKo and Pamida stores are geographically located in a limited region, particularly the Midwest, Western Mountain and Pacific Northwest regions. Adverse economic conditions in these regions may materially and adversely affect ShopKo's and Pamida's results of operations and retail sales;

  •
  Fluctuations in quarterly performance and seasonality in retail operations may cause ShopKo's and Pamida's results of operations to vary considerably from quarter to quarter and could adversely affect cash flows;

  •
  The failure to upgrade the existing ShopKo and Pamida stores or to carry out current remodeling plans in a cost-effective manner could have a material adverse affect on ShopKo's and Pamida's results of operations, financial condition, anticipated sales and profitability;

  •
  ShopKo and Pamida stores are dependent on the efficient functioning of their distribution networks. Problems that cause delays or interruptions in the distribution networks could have a material adverse impact on the results of their operations; and

  •
  ShopKo and Pamida stores depend on attracting and retaining quality employees. Many employees are entry level or part-time employees with historically high rates of turnover.

          Our investments are currently concentrated in a relatively small number of customers and industries, which may result in increased risk due to industry, tenant or geographical concentrations.

          As of September 30, 2006, our investment portfolio totaled $2.5 billion, representing 914 properties operated by 117 customers in various industries. Due to our lack of diversity, our performance may be closely tied to the performance of each of our customers and the industry in which it operates. This increases the chance that a default by any single customer will significantly and adversely affect our results of operations and the amounts available to pay distributions.

          If we are unable to diversify our portfolio, we may also be affected by changing conditions in the industries in which our customers operate. Our exposure to this risk is further increased because as of September 30, 2006, approximately 33% of our total real estate investments were concentrated in the general and discount retail industry, 21% in the restaurant industry and 10% in the specialty retail industry. There are several factors that affect the retail industry, including the seasonality of retail sales, consumer credit availability and the level of household income. Some of the factors that affect the restaurant industry include the demand for convenience, the levels of household incomes and the costs of restaurant labor. Changes in these factors could adversely affect the financial performance of our significant tenants and their ability to make payments to us. This lack of industry diversification increases the chance that a downturn in a particular industry or part of a particular industry will materially adversely affect us.

          In addition, we may be unable to continue to diversify our portfolio geographically. As of September 30, 2006, approximately 13% of our properties were located in Wisconsin, approximately 11% were located in Texas and approximately 6% were located in Minnesota. The inability to geographically diversify our portfolio increases the chance that a decline or adverse economic or other event in one region or in a particular real estate market will adversely affect the results of our operations.

          Our use of debt to finance acquisitions could restrict our operations, inhibit our ability to grow our business and our revenues, and adversely affect our cash flow.

          Some of our property acquisitions were made, and may be made in the future, by borrowing a portion of the purchase price of our properties and securing the loan with a mortgage on the property. In addition, we obtain debt financing by placing secured mortgage loans on properties that we initially acquire for cash. As of September 30, 2006, substantially all of our properties were subject to debt or pledged as collateral under one of our secured debt facilities. We may acquire properties for the purpose of securitization or use similar structured finance alternatives. If we are unable to make our debt payments as required, a lender could foreclose on the property or properties securing its debt. This could cause us to lose part or all of our investment, which in turn could cause the value of our shares and distributions to our stockholders to be reduced. We have a target overall leverage ratio of 65%, but there is no limitation on the amount we can borrow on a single property or the aggregate amount of our borrowings and we can change this policy at any time without stockholder approval.

          We may not be able to obtain debt financing at favorable rates. In addition, if interest rates increase, any variable rate borrowings we have would result in our expenses increasing. Some of our borrowings require the payment of a substantial amount of principal in a balloon payment at maturity. We may not have sufficient funds available to make all of our balloon payments at maturity, which would require us to refinance that debt at maturity. If we have to re-finance our debt as it matures in a rising interest rate environment, our expenses will increase. An increase in our expenses would reduce the funds we have available to pay distributions.

          To the extent the agreements governing our borrowings require us to comply with financial and other covenants, our operating flexibility may be limited. Borrowings under our secured debt facilities are subject to various covenants, including a maximum leverage ratio, minimum liquidity amount, minimum tangible net worth, and other financial ratio calculations. These covenants, as well as any additional covenants we may be subject to in the future on additional borrowings, could cause us to have to forego investment opportunities, or may cause us to have to finance investments in a less efficient manner than if we were not subject to the covenants. In addition, the agreements governing some of our borrowings have cross default provisions, such that a default on one of our borrowings would lead to a default on some of our other borrowings.

          These risks of using debt to finance acquisitions are further increased for us because we mortgage a substantial portion of the properties we acquire and use the proceeds to acquire additional properties, consistent with our overall leveraging strategy.

          Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

          We attempt to mitigate our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk; however, these arrangements may not be effective in reducing our exposure to interest rate changes. In addition, the counterparties to our hedging arrangements may not honor their obligations. Failure to hedge effectively against changes in interest rates relating to the interest expense of our future borrowings may have a material adverse effect on our operating results and financial condition.

          We compete for customers and the acquisition or refinancing of properties which could reduce the yields we are able to negotiate on our investments.

          We compete for the acquisition or financing of properties with financial institutions, real estate funds and investment companies, pension funds, private individuals and other real estate investment trusts, or REITs. We also face competition from institutions that provide or arrange for other types of commercial financing through private or public offerings of equity or debt or traditional bank financings. Many of our competitors have greater name recognition, resources and access to capital than we have. In particular, larger REITs may enjoy significant competitive advantages that result from a lower cost of capital and enhanced operating efficiencies. Because the real estate financing market is highly competitive, competitors are quick to adopt new financing products. To the extent we offer unique financing terms in the future, our competitors could also begin offering similar terms, which would decrease our ability to develop a competitive advantage. We continue to experience increased competitive conditions caused by larger amounts of investor capital seeking quality income-producing investments, which has caused us to lose bids or turn down various transactions where competition has reduced yields to the point that we concluded the transaction did not provide us a sufficient return. We may have to increase our purchase price of properties, reduce the rent we require a tenant to pay or reduce the interest rates on loans we make in order to secure customers or remain competitive. If this happens, our returns to stockholders may be adversely affected.

          We may not have adequate access to funding to successfully execute our growth strategy.

          Our business strategy principally depends on our ability to grow the size of our real estate portfolio. Our business plan requires significant funds for property acquisition, loan origination, working capital, minimum REIT distributions and other needs. This strategy depends, in part, on our ability to access the debt and equity capital markets to finance our cash requirements. We will need to access long-term debt financing facilities or other permanent debt strategies and also raise additional equity capital in order to successfully execute our business plan. We will need access to significant additional funding to adequately diversify our portfolio and continue to execute our business strategy. An inability to effectively access these markets would have an adverse effect on our ability to make new investments and could adversely affect our ability to pay distributions.

          The loss of a tenant or the failure of a tenant to pay rent, or our inability to re-lease a property, will reduce our revenues, which could lead to losses on our investments and reduced returns to our stockholders.

          Generally, each of our properties is operated and occupied by a single tenant; therefore, the success of our investments is materially dependent on the financial stability of each tenant. Leasing activity represented approximately 94% of our total revenues for the nine months ended September 30, 2006. The success of our tenants is dependent on each of their individual businesses and their industries, which could be adversely affected by economic conditions in general, changes in consumer trends and preferences and other factors over which neither they nor we have control. We acquire properties from single tenants that operate multiple locations, which means we own numerous properties operated by the same tenant. To the extent we finance numerous properties operated by one company, the general failure of that single tenant or a loss or significant decline in its business would have an adverse effect on us.

          A default of a tenant on its lease payments to us that would cause us to lose the revenue from the property would have an adverse effect on our operating results and financial condition and/or could cause us to reduce the amount of distributions we pay to stockholders. In the event of a default, we may incur substantial costs in protecting our investment and re-leasing our property. In addition, if a lease is terminated or not renewed, we may not be able to re-lease the property on favorable terms or sell the property without incurring a loss.

          The loss of a tenant may further reduce our revenues because the net leases we may enter into or acquire may be for properties that are specially suited to the particular business of our tenants. With these types of properties, if the current lease is terminated or not renewed, we may be required to renovate the property at substantial costs, decrease the rent we charge or provide other concessions in order to lease the property to another tenant. In addition, in the event we are required to sell the property, we may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed. This potential illiquidity may limit our ability to quickly modify our portfolio in response to changes in economic or other conditions. These and other limitations may negatively affect our cash flow from operations or the proceeds from disposition of any such properties and adversely affect returns to our stockholders.

          The loss of a borrower or the failure of a borrower to make loan payments on a timely basis will reduce our revenues, which could lead to losses on our investments and reduced returns to our stockholders.

          Currently, our total mortgage loan portfolio represents three different borrowers; therefore, the success of our mortgage loan investments is materially dependent on the financial stability of each of these borrowers. The success of our borrowers is dependent on each of their individual businesses and their industries, which could be affected by economic conditions in general, changes in consumer trends and preferences and other factors over which neither they nor we have control. A default of a borrower on its loan payments to us that would prevent us from earning interest or receiving a return of the principal of our loan would have an adverse effect on our operating results and financial condition and could cause us to reduce the amount of dividends we pay to our stockholders. In the event of a default, we may also experience delays in enforcing our rights as lender and may incur substantial costs in collecting the amounts owed to us and in liquidating any real estate collateral.

          Foreclosure and other similar proceedings used to enforce payment of real estate loans are generally subject to principles of equity, which are designed to relieve the indebted party from the legal effect of that party's default. Foreclosure and other similar laws may limit our right to obtain a deficiency judgment against the defaulting party after a foreclosure or sale. The application of any of these principles may lead to a loss or delay in the payment on loans we hold, which in turn could reduce the amounts we have available to pay distributions. Further, in the event we have to foreclose on a property, the amount we receive from the foreclosure sale of the property may be inadequate to fully pay the amounts owed to us by the borrower and our costs incurred to foreclose, repossess and sell the property which could adversely impact our results of operations.

          The risk of default on our real estate investment portfolio may be higher because, as of September 30, 2006, most of our properties were operated by non-investment grade companies.

          As of September 30, 2006, most of our properties were operated by customers that do not have an investment grade rating from at least one of the nationally recognized rating agencies. Investment grade means companies which have unsecured corporate debt ratings equal to or greater than BBB- by Standard & Poor's (a division of The McGraw Hill Companies, Inc.), Baa3 by Moody's Investment Services, Inc. (a subsidiary of Moody's Corporation) and NAIC-2 by the National Association of Insurance Commissioners. We also may have customers who are highly leveraged. Customers who are highly leveraged or do not have recognized credit ratings may be more likely to default or file for bankruptcy.

          Any bankruptcy filings by or relating to one of our customers could prevent us from collecting pre-bankruptcy debts from that customer or their property, unless we receive an order permitting us to do so from the bankruptcy court. A customer bankruptcy could delay our efforts to collect past due balances under the subject leases or loans, and could ultimately prevent full collection of these sums. If a lease were rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold against a bankrupt entity may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. Additionally, we may not be able to terminate the subject lease and seek new tenants. We may recover substantially less than the full value of any unsecured claims, if anything, which would harm our financial condition.

          We invest in real estate in industries in which we have limited investment and underwriting experience, which could adversely affect our results of operations.

          Our current strategy is to acquire real estate assets across a variety of industries in a variety of geographic locations. We have limited experience investing in real estate operated by some of the industries we are targeting. Accordingly, we will be required to develop expertise, relationships and market knowledge across a broad range of industries and will be subject to the market conditions affecting each industry operating our properties, including such factors as the economic climate, business layoffs, industry slowdowns, changing demographics, and supply and demand issues. This multi-industry approach could require more management time, support staff and expense than a company whose focus is dedicated to a greater extent on a single property type. If we are not able to efficiently and effectively manage a diverse multi-industry portfolio of real estate properties and loans, our results of operations and returns to our stockholders will be adversely impacted.

          Insurance on our real estate collateral may not adequately cover all losses, which could reduce stockholder returns if a material uninsured loss occurs.

          Our customers are required to maintain insurance coverage for the properties they operate. There are various types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war that may be uninsurable or not economically insurable. Should an uninsured loss occur, we could lose our capital investment and/or anticipated profits and cash flow from one or more properties. Inflation, changes in building codes and ordinances, environmental considerations, and other factors, including terrorism or acts of war, also might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. In that case, the insurance proceeds received might not be adequate to restore our economic position with respect to the affected real property. This type of situation could reduce the amounts we have available to pay dividends to our stockholders.

          The costs of compliance with or liabilities under environmental laws may harm our operating results.

          The properties we acquire may be subject to known and unknown environmental liabilities. This risk is further increased because as of September 30, 2006, approximately 3% of our total assets were invested in interstate travel plazas or convenience stores/car washes that sell petroleum products. An owner of real property can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We may face liability regardless of:

  •
  our knowledge of the contamination;

  •
  the timing of the contamination;

  •
  the cause of the contamination; or

  •
  the party responsible for the contamination of the property.

          There may be environmental problems associated with our properties of which we are unaware. We generally obtain or update Phase I environmental surveys on the properties we finance or acquire. The environmental surveys may not reveal all environmental conditions affecting a property; therefore, there could be undiscovered environmental liabilities on the properties we own. Some of our properties use, or may have used in the past, underground tanks for the storage of petroleum-based products or waste products that could create a potential for release of hazardous substances. Some properties may contain asbestos-containing materials. If environmental contamination exists on our properties, we could be subject to strict, joint and/or several liability for the contamination by virtue of our ownership interest.

          The presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs. In addition, although our leases generally require our tenants to operate in compliance with all applicable laws and to indemnify us against any environmental liabilities arising from a tenant's activities on the property, we could be subject to strict liability by virtue of our ownership interest, and we cannot be sure that our tenants will, or will be able to, satisfy their indemnification obligations under our lease, if any. The discovery of environmental liabilities attached to our properties could adversely affect a customer's ability to make payments to us or otherwise affect our results of operations and financial condition and our ability to pay distributions to stockholders.

          Our environmental liability may include property damage, personal injury, investigation, remediation and clean-up costs. These costs could be substantial. Generally, properties we own at which petroleum products are sold are covered by different types of environmental insurance products, which can vary extensively from property to property in the scope, amount and terms of coverage.

          Although these properties generally are covered by environmental insurance for a period of time, that insurance may be insufficient to address a particular environmental situation that arises, and may be subsequently unavailable, at a reasonable cost or at all, in the future. If the existing environmental insurance coverage were inadequate relative to the exposure, we could become subject to material losses for environmental liabilities. Our ability to receive the benefits of any environmental insurance policies will depend on the financial ability of the insurance companies that have issued the policies and the positions they take with respect to those policies. If we become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations would be materially and adversely affected.

          Most of the environmental risks discussed above refer to properties that we own or may acquire in the future; however, each of the risks identified also applies to the owners (and potentially, the lessees) of the properties that secure each of our mortgage loans and any mortgage loans we may acquire or make in the future. Therefore, the existence of environmental conditions could diminish the value of each of the mortgage loans and the abilities of the borrowers to repay the mortgage loans, as well as adversely affect our results of operations and financial condition and our ability to pay distributions to stockholders.

          Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediation.

          When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing along with awareness that exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected properties. In addition, the presence of significant mold could expose us to liability from our tenants, employees of our tenants and others if property damage or health concerns arise. If we ever become subject to significant mold-related liabilities, our business, financial condition, liquidity, results of operations and ability to pay dividends could be materially and adversely affected.

          Compliance with the Americans with Disabilities Act, or ADA, and fire, safety and other regulations may require us to make unintended expenditures that adversely impact our ability to pay dividends.

          All of our properties are required to comply with the ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. While our tenants are obligated by law to comply with the ADA provisions, and typically under our leases and financing agreements are obligated to cover costs associated with compliance, if required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of these tenants to cover costs could be adversely affected and we could be required to expend our own funds to comply with the provisions of the ADA, which could adversely affect our results of operations and financial condition and our ability to pay dividends to our stockholders.

          In addition, we are required to operate our properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. We may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have an adverse effect on our ability to pay distributions. Additionally, failure to comply with any of these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. While we intend to only acquire properties that we believe are currently in substantial compliance with all regulatory requirements, these requirements could be changed or new requirements could be imposed which would require significant unanticipated expenditures by us and could have an adverse effect on our cash flow and distributions paid.

          Construction loans are riskier than loans on developed properties because the underlying property may not generate income and could encounter problems associated with construction.

          From time to time, we make loans to finance the development of new properties. These loans are generally made to fund the construction of one or more buildings on real property. These loans are typically riskier than loans secured by income producing properties because of increased risks during construction, and the fact that the property does not generate income until construction is completed, which reduces the funds the borrower has available to make payments on the loan. We may also be required to expend funds to complete construction of the property if the borrower defaults and does not complete construction.

          We may make loans that are not secured by any assets, which could lead to losses if borrowers default on those loans.

          In connection with a real estate financing, we may make general business loans that are not secured by real estate or any other assets. In these cases, we will not have a security interest in a specific asset, but will rely instead on a promise to pay from the borrower. If the borrower does not keep its promise to pay and defaults, we will not have the benefit of a lien on any specific asset on which to foreclose to collect the loan. If we do not have any collateral to repossess through foreclosure and sell, we may lose our entire investment on that loan.

          We may not be able to effectively manage a rapidly growing portfolio which could lead to losses.

          Our real estate portfolio has grown substantially from inception in August of 2003 to the current time. The continued successful implementation of our growth strategy depends, in part, on our ability to effectively manage the rapid growth in our portfolio. Our ability to effectively manage rapid growth in our portfolio depends on our ability to successfully attract and retain additional qualified personnel. We also rely on outsourcing relationships for various functions to manage our portfolio. An inability to attract the necessary qualified personnel or receive an adequate level of service from our outsourcing partners to properly manage and grow our portfolio could have an adverse effect on our business.

Risks Related to Ownership of Our Common Stock

          The market price and trading volume of our common stock may fluctuate.

          The market price of our common stock may be volatile, may be subject to wide fluctuations and could decline significantly in the future. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

  •
  actual or anticipated variations in our quarterly operating results or dividends;

  •
  changes in our funds from operations or earnings estimates or publication of research reports about us or the real estate industry;

  •
  increases in market interest rates that lead purchasers of our shares to demand a higher yield;

  •
  changes in market valuations of similar companies;

  •
  adverse market reaction to any real estate acquisitions we make or any increased indebtedness we incur in the future;

  •
  additions or departures of key management personnel;

  •
  actions by institutional stockholders;

  •
  speculation in the press or investment community;

  •
  changes in regulatory policies or tax guidelines with respect to REITs;

  •
  loss of a major funding source; and

  •
  general market and economic conditions.

          We may not be able to maintain our current level of distributions and we may not have the ability to pay distributions in the future.

          We intend to pay quarterly distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to adjustments, is distributed. Our ability to continue to pay distributions in the future may be adversely affected by the risk factors described, or incorporated by reference, in this prospectus supplement. All distributions are made at the discretion of our board of directors and depend on our earnings, our financial condition, maintaining our REIT status and other factors our board of directors deems relevant from time to time. We cannot predict our ability to continue to pay distributions in the future or the amount of those distributions, if any.

          Future sales of shares of our common stock, including sales of our common stock by our senior management, may depress the price of our shares.

          As of December 1, 2006, there were 99,090,866 shares of our common stock outstanding and 275,909,134 shares remained available for issuance under our charter. We have reserved 4,100,000 shares of common stock for issuance to our officers, non-employee directors, employees and consultants under our 2003 Stock Option and Incentive Plan, or stock option plan. Under the stock option plan, as of December 1, 2006, we had outstanding options to purchase 1,260,000 shares of common stock and 646,256 shares of unvested restricted common stock, with awards related to 2,051,746 shares remaining available for issuance. Our senior management's ability to resell their shares of our common stock or actual sales by our senior management in the future could create the impression that the interests of our senior management are not aligned with those of our stockholders. In addition, if members of our senior management sell their shares, they may have less incentive to remain employed by us, which could lead to discontinuity in our management team. An impression that our senior management's interests are not aligned with those of our stockholders or any discontinuity in our management team could adversely affect our operations and the price of our common stock. Further, future sales of substantial amounts of our common stock, or the perception that sales could occur, could also have a material adverse effect on the price of our common stock.

          Our board of directors may authorize the issuance of additional shares of stock that may cause dilution.

          Our charter authorizes the issuance of up to 500,000,000 shares of stock and further authorizes our board of directors, without stockholder approval, to:

  •
  amend our charter to increase or decrease the aggregate number of shares of stock, or the number of shares of stock of any class or series, that we have the authority to issue;

  •
  authorize the issuance of additional shares of common or preferred stock in connection with future equity offerings, acquisitions of properties or other assets of companies; and

  •
  classify or reclassify any unissued preferred stock and to set the preferences, rights and other terms of the classified or reclassified stock, including the issuance of preferred shares of stock that have preference rights over our common stock with respect to dividends, liquidation, voting and other matters or shares of our common stock that have preference rights with respect to voting.

          The issuance of additional stock could be substantially dilutive to your shares.

          Future offerings of debt, preferred securities or other equity, which could be senior to our common stock in liquidation or for the purposes of dividend distributions, may harm the value of our common stock.

          In the future, it is likely we will attempt to continue to increase our capital resources by making additional offerings of common stock. We likely will also issue additional debt, including senior or subordinated notes, commercial paper, or medium-term notes and may also issue preferred stock or additional classes of common stock. If we were to liquidate, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets before the holders of our common stock. We could also issue securities of our subsidiaries either for cash or in exchange for the acquisition of additional properties, which securities would effectively rank senior to our common stock as to any assets held by that subsidiary. Since July 2005, our subsidiaries have issued $743.1 million of Net-Lease Mortgage Notes, of which $731.3 million remained outstanding at September 30, 2006, that would rank senior to our common stock in liquidation. As of September 30, 2006, we had total outstanding debt obligations of approximately $1.6 billion.

          Additional equity offerings by us may dilute your interest in our company or reduce the value of your shares, or both. Our preferred stock, if issued, could have a preference on dividend payments that could limit our ability to make a dividend distribution to our stockholders. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, you will bear the risk of our future offerings reducing the value of your shares and diluting your interest in us.

          An investment in our common stock may not be suitable for pension or profit sharing trusts, Keoghs or IRAs.

          If you are investing the assets of a pension, profit sharing, 401(k), Keogh or other retirement plan, IRA or benefit plan in our shares, you should consider:

  •
  whether your investment is consistent with the applicable provisions of ERISA or the Internal Revenue Code;

  •
  whether your investment will produce unrelated business taxable income, referred to as UBTI, to the benefit plan; and

  •
  your need to value the assets of the benefit plan annually.

          An increase in market interest rates may have an adverse effect on the price of our common stock.

          One of the factors that investors may consider in deciding whether to buy or sell our common stock is our dividend rate as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend yield on our common stock or seek securities paying higher dividends or interest. The price of our common stock likely will be based, in part, on the earnings that we derive from rental income with respect to our properties, interest earned on our mortgage loans and our related distributions to stockholders, and not entirely from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions are likely to affect the price of our common stock, and such effects could be significant. For instance, if interest rates rise without an increase in our dividend rate, the price of our common stock could decrease because potential investors may require a higher dividend yield on our common stock as market rates on interest-bearing securities, such as bonds, rise.

Risks Related to Our Organization and Structure

          Our organizational documents and Maryland law contain provisions that may inhibit potential acquisition bids that may be in our stockholders' best interests.

          Our organizational documents contain provisions that may have an anti-takeover effect and inhibit a change in our board of directors. These provisions include the following:

  •
  There are ownership limits and restrictions on transferability in our charter. In order to qualify as a REIT, not more than 50% of the value of our outstanding shares of stock (in some cases, after taking into account options to acquire shares of stock) may be owned, beneficially or constructively, by five or fewer individuals and our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To assist us in satisfying these tests, subject to some exceptions, our charter generally prohibits any stockholder from beneficially or constructively owning more than 9.8%, in value or voting power, whichever is more restrictive, of our outstanding shares of stock or owning more than 9.8%, in value or number, whichever is more restrictive, of our outstanding shares of common stock and also prohibits any transfer which would result in a violation of these ownership limits. This restriction may:

  •
  discourage a tender offer or other transactions or a change in the composition of our board of directors or control that might involve a premium price for our shares of stock or otherwise be in the best interests of our stockholders; or

  •
  compel the transfer of shares of stock held by a stockholder who had acquired more than 9.8% of our shares of stock to a charitable trust and, as a result, forfeit the benefits of owning the shares over 9.8%.

  •
  Our charter permits our board of directors to issue preferred stock with terms that may discourage a third party from acquiring us. Our charter permits our board of directors to authorize the issuance of up to 125,000,000 shares of preferred stock, having preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of redemption as determined by our board. Thus, our board could authorize the issuance of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our common stock might receive a premium for their shares over the then-prevailing market price of our common stock.

  •
  Our charter and bylaws contain other possible anti-takeover provisions. Our charter and bylaws contain other provisions that may have the effect of delaying, deferring or preventing a change in control of us or the removal of existing directors and, as a result, could prevent our stockholders from being paid a premium for their common stock over the then-prevailing market price. These provisions include advance notice requirements for stockholder proposals. Although we do not have a "poison pill" or similar rights at this time, we have reserved the right to adopt those measures in the future as we deem necessary for stockholder protection.

          In addition, Maryland law provides protection for Maryland corporations against unsolicited takeovers by providing, among other things, that the duties of the directors in unsolicited takeover situations do not require them to:

  •
  accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation;

  •
  authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholders' rights plan;

  •
  take any action under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act; or

  •
  respond because of the effect the response or lack of a response may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition.

          Under Maryland law, the act of the directors of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

          Our rights and the rights of our stockholders to take action against our directors and officers are limited.

          Maryland law provides that a director or officer has no liability in that capacity if the director or officer performs his or her duties in good faith, in a manner the director or officer reasonably believes to be in the best interests of our stockholders and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter, in the case of directors and officers, requires us to indemnify our directors and officers for actions taken by them in those capacities to the fullest extent permitted by Maryland law.

          Our executive officers have agreements that provide them with benefits in the event their employment is terminated following a change of control of our company which could discourage a takeover that could be in the best interests of our stockholders.

          We have entered into employment agreements with the senior members of our management team that provide them with severance benefits if their employment ends under specified circumstances following a change of control of our company. In addition, in the event of a change of control, we would provide to other officers certain benefits if the employment of those officers was terminated. These benefits could increase the cost to a potential acquirer of our company and thereby prevent or discourage a change of control of our company that might involve a premium price for your shares of our common stock or could otherwise be viewed as in our stockholders' best interests.

Risks Related to Our REIT Status

          Failure to qualify as a REIT would adversely affect our operations and ability to make distributions.

          If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year we lost our REIT status. Failing to obtain, or losing our REIT status, would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability, and we would no longer be required to make distributions. We might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

          Qualification as a REIT is subject to the satisfaction of tax requirements and various factual matters and circumstances which are not entirely within our control and which will be evaluated in light of our future operations. New legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to qualification as a REIT or the federal income tax consequences of being a REIT. In addition, future tax laws related to other types of entities could reduce our tax-advantaged status relative to those entities, which could cause a reduction in the market price of our shares. Further, our future operations may, contrary to expectation, prohibit us from satisfying one or more conditions to qualifying as a REIT.

          Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

          In order to qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning our sources of income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with REIT requirements may hinder our ability to operate solely with the goal of maximizing profits.

          In addition, the REIT provisions of the Internal Revenue Code impose a 100% tax on income from "prohibited transactions." Prohibited transactions generally include sales of assets that constitute inventory or other property primarily held for sale to customers in the ordinary course of a business, other than foreclosure property. In general, we intend to hold our properties for investment with a view to long-term appreciation and to engage in the business of acquiring, developing and owning our properties. We may in the future make occasional sales of the properties and mortgage loans as are consistent with our investment objectives. Although we do not intend to enter into any sales that are prohibited transactions, the Internal Revenue Service could contend that one or more of these sales is a prohibited transaction subject to the 100% penalty tax. This 100% tax could impact our desire to sell properties at otherwise opportune times if we believe those sales could result in us being treated as engaging in a prohibited transaction.

          Complying with REIT requirements may force us to borrow funds or sell properties on disadvantageous terms in order to make distributions to our stockholders and those distributions may represent a return of capital to investors.

          As a REIT, we must distribute 90% of our REIT taxable income to our stockholders each year. REIT taxable income is determined without regard to the deduction for dividends paid and by excluding net capital gains. We are also required to pay tax at regular corporate rates to the extent that we distribute less than 100% of our taxable income (including net capital gains) each year. In addition, we are required to pay a 4% nondeductible excise tax on the amount, if any, by which specified distributions we pay, or are deemed to pay, with respect to any calendar year are less than the sum of 85% of our ordinary income for that calendar year, 95% of our capital gain net income for the calendar year and any amount of our income that was not distributed in prior years. From time to time, we may generate taxable income greater than our cash flow available for distribution to our stockholders. If we do not have other funds available in these situations, we may be unable to distribute 90% of our taxable income as required by the REIT rules or an amount sufficient to avoid federal income tax and the nondeductible excise tax. Thus, we could be required to borrow funds, sell a portion of our properties at disadvantageous times or prices or find another alternative source of funds. These distributions could also represent a return of capital to investors. These alternatives could increase our costs or reduce our equity and reduce amounts we have available to invest.

          The IRS may treat sale-leaseback transactions as loans, which could jeopardize our REIT status.

          The Internal Revenue Service may take the position that specific sale-leaseback transactions we treat as true leases are not true leases for federal income tax purposes but are, instead, financing arrangements or loans. If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT asset tests, the income tests or distribution requirements and consequently lose our REIT status effective with the year of re-characterization. The primary risk relates to our loss of previously incurred depreciation expenses, which could affect the calculation of our REIT taxable income, which could cause us to fail the REIT distribution test that requires a REIT to distribute at least 90% of its REIT taxable income.

USE OF PROCEEDS

          The net proceeds to us from the sale of shares of our common stock offered by this prospectus supplement are estimated to be approximately $98.2 million after deducting the underwriter's discount and estimated offering expenses payable by us assuming a public offering price of $12.19 per share, which was the last reported sale price of our common stock on December 4, 2006. A $1.00 increase (decrease) in the assumed public offering price of $12.19 per share would increase (decrease) the net proceeds to us from this offering by approximately $8.1 million, assuming the number of shares offered by us shown on the cover page of this prospectus supplement remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If and to the extent the number of shares sold by us increases (decreases) from the number shown on the cover page of this prospectus supplement, our net proceeds will also increase (decrease) by the change in the number of shares sold multiplied by the public offering price per share less the underwriting discount per share.

          We expect to use the net proceeds of this offering to reduce amounts outstanding under our $400 million secured credit facility with Citigroup Global Markets Realty Corp. As of December 1, 2006, the amount outstanding under the Citigroup credit facility was approximately $55.4 million, with the interest rate on outstanding borrowings for this facility of approximately 6.6%. The facility matures in October 2007, unless extended. The borrowings under this credit facility were used by us to partially fund the acquisition of additional properties. We expect to use the remaining net proceeds of this offering to acquire additional properties.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ANTICIPATED TO BE MATERIAL TO AN INVESTOR PURCHASING OUR STOCK AND REGARDING OUR QUALIFICATION AS A REIT IS SET FORTH IN THE RELATED PROSPECTUS UNDER THE HEADING "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS." THE FOLLOWING DISCUSSION MODIFIES THAT SUMMARY TO ADDRESS CHANGES TO THE LAW MADE BY THE GULF OPPORTUNITY ZONE ACT OF 2005 (THE "GULF ACT") AND THE TAX INCREASE PREVENTION AND RECONCILIATION ACT OF 2005 (THE "TAX INCREASE PREVENTION ACT"). THIS SUMMARY IS SUBJECT TO THE LIMITATIONS AND QUALIFICATIONS SET FORTH IN THE RELATED PROSPECTUS. PROSPECTIVE INVESTORS ARE URGED TO REVIEW THE INFORMATION IN THE RELATED PROSPECTUS TOGETHER WITH THIS SUMMARY. THIS SUMMARY IS BASED ON CURRENT LAW, IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE.

New Legislation

          The Gulf Act includes, among other things, the following changes:

          As discussed in the related prospectus under "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—Taxation of the Company—Asset Tests," certain relief provisions may be available to us if we fail to satisfy the assets tests, described therein, after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if (1) the value of our nonqualifying assets does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (2) we dispose of the nonqualifying assets or otherwise satisfy such tests within (x) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (y) the period of time prescribed by Treasury Regulations to be issued. The Gulf Act clarifies that, in the case of violations of the 5% and 10% asset tests, in excess of the de minimis exception described above, and in the case of violations of any other asset tests (whether or not such violations are de minimis), if such violation is due to reasonable cause and not due to willful neglect, then we may avoid disqualifications as a REIT after the 30 day cure period by taking steps including (1) the disposition of sufficient nonqualifying assets, or taking other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (2) paying a tax equal to the greater of (x) $50,000 or (y) the highest corporate tax rate multiplied by the net income generated by the nonqualifying asset, and (3) disclosing certain information to the Internal Revenue Service. The Gulf Act also clarifies that these relief provisions apply to failures discovered after October 22, 2004.

          As discussed in the related prospectus under "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—Taxation of the Company—Income Tests," we have used and may continue to use derivative contracts, such as interest rate swaps, to manage our interest rate risk, which are known as hedging transactions. Any income we derive from a hedging transaction will be nonqualifying for purposes of the 75% income test. The Gulf Act clarifies the treatment for purposes of the 95% income test and provides that except to the extent provided by Treasury Regulations, and only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate, any income we derive from a hedging transaction, including gain from the sale or disposition of such a transaction, (1) will not constitute gross income for purposes of the 95% test, and therefore will be exempt from such test, if entered into on or after January 1, 2005 and if clearly identified as a hedging transaction as specified in the Internal Revenue Code, and (2) will be qualifying income for purposes of the 95% test, if entered into prior to January 1, 2005.

          As discussed in the related prospectus under "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—Taxation of Non-United States Stockholders," for any year in which we qualify as a REIT, a non-United States stockholder will incur tax on distributions attributable to gain from our sale or exchange of "U.S. real property interests" under the "FIRPTA" provisions of the Internal Revenue Code. Under the FIRPTA rules, a non-United States stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with the conduct of a U.S. business of the non-United States stockholder. A non-United States stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. In addition, we will be required to withhold tax equal to 35% of the amount of such distribution. If, however, a non-United States stockholder owns shares that are regularly traded on an established securities market in the United States and does not own more than 5% of such class of stock at any time during the taxable year, amounts designated as capital gains from the sale or exchange of U.S. real property interests are treated as an ordinary dividend. The Gulf Act changes the period of time during which a non-United States stockholder may not have held more than 5% of a REIT's stock to the one-year period ending on the date of distribution (rather than the stockholder's taxable year).

          The Tax Increase Prevention Act includes, among other things, the following changes:

          As discussed in the related prospectus under "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—Capital Gain Distributions," distributions of certain capital gain dividends may be taxable to non-corporate United States stockholders at a 15% rate, decreased to 5% (and then to zero in 2008) for non-corporate United States stockholders in the 10% or 15% regular income tax brackets, or 25% rate, which applies to long-term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, to the extent such gain would have been treated as ordinary income if the property were "section 1245 property." United States stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income. The Tax Increase Prevention Act extends through 2010 the tax rates set forth above for non-corporate United States stockholders. Such rates were scheduled to expire at the end of 2008. The maximum capital gains tax rate for non-corporate United States stockholders will remain at 15% for tax years beginning on or before December 31, 2010. The capital gain rate for taxpayers in the 10% or 15% rate brackets will remain at 5% percent through December 31, 2007, and will be zero for tax years 2008 through 2010.

          As discussed in the related prospectus under "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—Taxation of Non-United States Stockholders," a non-United States stockholder generally will not incur tax under FIRPTA with respect to gain on a sale of common stock as long as, during a specified testing period, non-U.S. persons hold, directly or indirectly, less than 50% in value of our outstanding common stock. Under a new provision added by the Tax Increase Prevention Act, even if non-U.S. persons hold, directly or indirectly, less than 50% in value of our outstanding common stock, upon disposition of our common stock (subject to the 5% exception applicable to "regularly traded" stock), a non-U.S. stockholder may be subject to tax under FIRPTA if non-United States stockholder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a United States real property interest and (2) acquires, or enters into a contract or option to acquire or is deemed to acquire, other shares of our common stock within 30 days after such ex-dividend date. As stated in the related prospectus, although we believe that less than 50% in value of our common stock currently is owned by non-United States stockholders, we cannot determine whether this would continue to be the case.

UNDERWRITING

          Wachovia Capital Markets, LLC is acting as the sole bookrunning manager of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, the underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Wachovia Capital Markets, LLC

Total

          The underwriter proposes to offer the shares of common stock to a limited number of institutional investors at the public offering price set forth on the cover page of this prospectus supplement. The underwriter has agreed to purchase all of the shares of common stock shown in the above table if any of those shares are purchased.

          The shares of common stock are offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by counsel for the underwriter and other conditions. The underwriter reserves the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

Commissions and Discounts

          The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering.

Per Share Paid by Us
Total Paid by Us

          We estimate that our portion of the total expenses of this offering will be approximately $300,000.

Lock-Up Agreements

          We, our officers and directors have agreed that, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Wachovia Capital Markets, LLC, offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to or might reasonably be expected to result in the disposition of), directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for our capital stock, or publicly announce an intention to effect any such transaction.

          This lock-up agreement, however, will not prevent us from issuing or granting options to purchase:

  •
  shares of common stock pursuant to any stock option plan, stock ownership plan or dividend reinvestment plan of ours in effect as of the date of this prospectus supplement, or

  •
  shares of common stock issuable upon the conversion of securities or the exercise of warrants outstanding on the date of this prospectus supplement.

          The lock-up agreements do not prohibit the officers and directors from making bona fide gifts of shares of common stock with the permission of the underwriter.

          The underwriter may, in its sole discretion and at any time or from time to time, without notice, release us or our officers or directors from the lock-up agreements.

No Public Offering Outside the United States

          No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of our shares or the possession, circulation or distribution of this prospectus supplement or any other material relating to us or our shares in any jurisdiction where action for that purpose is required. Accordingly, our shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with our shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

          Purchasers of the shares offered by this prospectus supplement may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus supplement.

Listing on the New York Stock Exchange

          Our common stock is listed on the New York Stock Exchange under the symbol "SFC".

Stabilization

          The underwriter has advised us that it may engage in transactions, including stabilization bids, short sales, covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our shares of common stock at a level above that which might otherwise prevail in the open market.

  •
  A "stabilizing bid" is a bid for the purchase of the shares of common stock on behalf of the underwriter for the purpose of fixing or maintaining the price of such shares.

  •
  A "short sale" involves a syndicate sale of common stock in excess of the number of shares to be purchased by the underwriter in the offering, which creates a syndicate short position. The underwriter may make "naked" short sales of shares. The underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  A "covering transaction" is a bid for or the purchase of the shares of common stock on behalf of the underwriter to reduce a short position incurred by the underwriter in connection with this offering.

  •
  A "penalty bid" is an arrangement permitting the underwriter to reclaim the selling concession otherwise accruing to the underwriter or selling group member, if any, in connection with this offering if the shares of common stock originally sold by that underwriter or selling group member are purchased by the underwriter in a covering transaction and therefore have not been effectively placed by that underwriter or selling group member.

          The underwriter has advised us that these transactions may be effected on the New York Stock Exchange or otherwise. Neither we nor the underwriter makes any representation that the underwriter will engage in any of the transactions described above, and these transactions, if commenced, may be discontinued without notice. Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our shares of common stock.

Other Relationships

          The underwriter may have performed investment banking, commercial banking, fiduciary and advisory services for us from time to time for which they have received customary fees and expenses. The underwriter may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business.

Electronic Prospectus

          A prospectus supplement and related prospectus in electronic format may be made available on the websites maintained by the underwriter. In addition, shares may be sold by the underwriter to securities dealers who resell shares to online brokerage account holders.

Indemnity

          We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

LEGAL MATTERS

          Various legal matters with respect to the securities offered by this prospectus supplement will be passed upon for us by Kutak Rock LLP. Various legal matters relating to this offering are being passed upon for the underwriter by the law firm of Latham & Watkins LLP, Los Angeles, California.

EXPERTS

          Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in the related prospectus and elsewhere in the registration statement. Our financial statements and schedule and management's assessment are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

          The financial statements of SKO Group Holding Corp. incorporated in this prospectus supplement by reference from our Current Report on Form 8-K/A dated May 31, 2006 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Spirit Finance Corporation

8,200,000 Shares
Common Stock

PROSPECTUS SUPPLEMENT
                        , 2006

Wachovia Securities